July 19, 2019

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Naerodynamics, Inc.
Registration Statement on Form 10-12G Filed June 17, 2019
File No. 000-56067

Ladies and Gentlemen:

Naerodynamics, Inc. (the “Company”) hereby requests, pursuant to Rule 477 of the Securities Act of 1933, as amended, that the Company’s filing on Form 10-12G (File No. 000-56067), initially filed with the Securities and Exchange Commission (the “SEC”) on June 17, 2019, as thereafter amended, together with all exhibits and amendments thereto (the “Form 10”), be withdrawn effective immediately. No securities have been issued or sold under the Form 10, which has not been declared effective by the SEC.

The Company believes that, at this time, it cannot register the common shares pursuant to Exchange Act Section 12(b) at this time and, therefore, has decided to withdraw this Form 10. Accordingly, we request that the SEC issue an order granting the withdrawal of the Form 10 (“Order”) effective as of the date this letter or at the earliest practicable date hereafter. It is our understanding that this application for withdrawal of the Form 10 will be deemed granted as of the date that it is filed with the SEC unless, within 15 days after such date, the Company receives notice from the SEC that this application will not be granted.

If you have any further questions regarding this request for withdrawal, or if you require any additional information, please contact me at info@naerodynamics.com

Very truly yours,

/s/ Anastasia Shishova

Anastasia Shsihova

President